EXHIBIT 99.17

CONSENT OF EXPERT
The undersigned hereby consents to the inclusion in the Annual Report on Form 40-F and the documents incorporated by reference therein ("Annual Report") of i-80 Gold Corp. (the "Company") for the year ended December 31, 2023 of references to, and the information derived from, the report titled "Preliminary Economic Assessment NI 43-101 Technical Report, Granite Creek Mine Project, Humboldt County, Nevada, USA" dated effective May 4, 2021, and to the references, as applicable, to the undersigned's name included in or incorporated by reference with respect to the disclosure of technical and scientific information contained in the Annual Report (the "Technical Information").

/s/ J. Larry Breckenridge
J. Larry Breckenridge
March 12, 2024